UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended June 30, 2006
Commission File Number – 001-32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex,
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b):
Not applicable.

The Company is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form S-8 (Registration No: 333-136168).
Conventions used in this report
In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to “GBP” or “pounds sterling” or “£” are to the legal currency of the UK and all references to “EUR” or “€” are to Euros. References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and are prepared in accordance with US generally accepted accounting principles, or US GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP measure that is calculated as revenue less payments to automobile repair centers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP.

Special note regarding forward looking statements
This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:
•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to attract and retain clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process outsourcing industry;

•	political or economic instability in India, Sri Lanka and Jersey;

•	worldwide economic and business conditions; and

•	our ability to successfully consummate strategic acquisitions.
These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our registration statement on Form F-1, as amended (Registration No. 333-135590). In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	June 30,	March 31,
	2006	2006
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$11,645	$18,549
Accounts receivable, net of allowance of $404 and $373, respectively	30,101	28,081
Funds held for clients	3,001	3,047
Deferred tax assets	339	353
Prepaid expenses	2,578	1,225
Other current assets	7,216	6,140

Total current assets	54,880	57,395

Goodwill	34,542	33,774
Intangible assets, net	8,243	8,713
Property and equipment, net	34,369	30,623
Deposits	2,394	2,990
Deferred tax assets	2,604	1,308

TOTAL ASSETS	$137,032	$134,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$17,286	$23,074
Line of credit	4,347	—
Accrued employee costs	8,237	11,336
Deferred revenue	6,810	8,994
Income taxes payable	566	726
Obligations under capital leases – current	121	184
Deferred tax liabilities	895	368
Other current liabilities	12,184	8,781

Total current liabilities	50,446	53,463

Obligation under capital leases – non current	21	2
Deferred rent	859	824
Deferred tax liabilities – non current	2,146	2,350

Shareholders’ equity:
Preference shares, $0.15 (£0.10) par value Authorized: 1,000,000 shares and none, respectively. Issued and outstanding – none
Ordinary shares, $0.15 (£0.10) par value Authorized: 50,000,000 shares and 40,000,000 shares, respectively
Issued and outstanding: 35,328,173 and 35,321,511 shares, respectively	5,291	5,290
Additional paid-in-capital	63,026	62,228
Ordinary shares subscribed, 57,337 and 4,346 shares, respectively	142	10
Retained earnings	8,697	4,104
Deferred share-based compensation	(387)	(582)
Accumulated other comprehensive income	6,791	7,114

Total shareholders’ equity	83,560	78,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,032	$134,803

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(Amounts in thousands, except per share data)

	Three months
	ended June 30,
	2006	2005

Revenue
Third parties	$49,049	$46,757
Related parties	3,977	4,425

	53,026	51,182
Cost of revenue	37,430	38,736

Gross profit	15,596	12,446
Operating expenses
Selling, general and administrative expenses	10,130	7,069
Amortization of intangible assets	471	68

Operating income	4,995	5,309
Other (expense) income, net	(35)	68
Interest expense	(32)	(137)

Income before income taxes	4,928	5,240
Provision for income taxes	(335)	(864)

Net income	$4,593	$4,376

Basic income per share	$0.13	$0.14
Diluted income per share	$0.12	$0.13
See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Three months
	ended June 30,
	2006	2005

Cash flows from operating activities
Net cash used in operating activities	$(1,795)	$(2,371)

Cash flows from investing activities
Purchase of property and equipment	(9,014)	(1,579)
Proceeds from sale of property and equipment	14	—

Net cash used in investing activities	(9,000)	(1,579)

Cash flows from financing activities
Ordinary shares issued and subscribed	147	65
Proceeds from line of credit	4,404	—
Principal payments under capital leases	(74)	(100)
Offering costs	(32)	—

Net cash provided by (used in) financing activities	4,445	(35)

Effect of exchange rate changes on cash and cash equivalents	(554)	(186)

Net change in cash and cash equivalents	(6,904)	(4,171)
Cash and cash equivalents at beginning of period	18,549	9,099

Cash and cash equivalents at end of period	$11,645	$4,928

See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006 AND 2005
(Amounts in thousands, except share and per share data)
1. Basis of presentation
The accompanying unaudited condensed consolidated financial statements of WNS (Holdings) Limited (the “Company”) have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions of Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending March 31, 2007.
The balance sheet at March 31, 2006, has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto of WNS (Holdings) Limited for the year ended March 31, 2006.
2. Share-based compensation
Prior to April 1, 2006, the Company accounted for its employee share-based compensation plan using the intrinsic value method of accounting prescribed by the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Effective April 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment” using the prospective transition method. Under that transition method, non public entities that used the minimum-value method for pro forma disclosure purposes would continue to account for non vested equity awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption.
All awards granted, modified, or settled on or after April 1, 2006 are accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123(R). During the three months ended June 30, 2006, there were no share-based awards granted, modified, or settled by the Company.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006 AND 2005 (continued)
(Amounts in thousands, except share and per share data)
3. Derivative instruments
SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.
For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income/expense in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.
To protect against exchange gains (losses) on forecasted inter-company revenue, the Company has instituted a foreign currency cash flow hedging program. The operating entity in India hedges a part of its forecasted inter company revenue denominated in foreign currencies with forward contracts and options. When the functional currency of the operating entity strengthens significantly against a currency other than the operating entity’s functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the forward contracts designated as hedges. Conversely, when the functional currency of the operating entity weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in Other assets or Other liabilities as appropriate.
At June 30, 2006, the Company expects to reclassify the currently unrealized $0.6 million of net losses on derivative instruments included in other comprehensive income to earnings during the next six months.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006 AND 2005 (continued)
(Amounts in thousands, except share and per share data)
The forecasted inter-company revenue discussed above, relates to cost of revenue of certain non-Indian subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other (expense) income and amounted to a net loss of $0.5 million for the three months ended June 30, 2006.
4. Comprehensive income
Components of comprehensive income for the quarter ended June 30, 2006 and 2005 is as follows:

	Three months
	ended June 30,
	2006	2005

Net income	$4,593	$4,376
Foreign currency translation adjustment	237	(741)
Loss on derivative instrument	(560)	—

Comprehensive income	$4,270	$3,635

5. Capital structure
The following table sets forth the movement of the number of ordinary shares:

	Three months
	ended June 30,
	2006	2005

Shares outstanding at the beginning of the period	35,321,511	31,194,553
Shares issued upon exercise of options	6,662	23,737

Shares outstanding at the end of the period	35,328,173	31,218,290

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006 AND 2005 (continued)
(Amounts in thousands, except share and per share data)
6. Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Three months
	ended June 30,
	2006	2005

Numerator:
Net income	$4,593	$4,376
Denominator:
Basic weighted average ordinary shares outstanding	35,220,868	31,209,074
Dilutive impact of stock options	2,801,081	2,446,491

Diluted weighted average ordinary shares outstanding	38,021,949	33,655,565

7. Retirement benefits
Defined Contribution Plan

	Three months
	ended June 30,
	2006	2005

Provident fund — India	$682	$389
Pension scheme — UK	123	106
401(k) plan — US	111	55

	$916	$550

Defined benefit plan – gratuity

	Three months
	ended June 30,
	2006	2005

Net periodic gratuity cost
Service cost	$105	$54
Interest cost	13	9
Expected return on plan asset	(9)	(7)
Recognized net actuarial loss	9	2

Net periodic gratuity cost for the period	$118	$58

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006 AND 2005 (continued)
(Amounts in thousands, except share and per share data)
8. Segments
The Company uses revenue less repair payments as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Segmental information for the three months ended June 30, 2006 and 2005 is as follows:

	Three months ended June 30, 2006
	WNS
	Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$40,181	$12,845	—	$53,026

Segmental revenue	$40,609	$12,845	$(428)	$53,026
Payments to repair centers	—	7,517	—	7,517

Revenue less repair payments	40,609	5,328	(428)	45,509

Depreciation	2,750	493	—	3,243
Other costs	32,862	4,154	(428)	36,588

Segment operating income	4,997	681	—	5,678
Unallocated share-based compensation expense				(212)
Amortization of intangible assets				(471)
Other expense				(35)
Interest expense				(32)

Income before income taxes				4,928
Provision for income taxes				(335)

Net income				$4,593

Capital expenditure	$7,290	$1,724	—	$9,014

Segment assets, net of eliminations as at June 30, 2006	$86,939	$50,093	—	$137,032

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006 AND 2005 (continued)
(Amounts in thousands, except share and per share data)

	Three months ended June 30, 2005
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$26,039	$25,143	—	$51,182

Segmental revenue	$26,613	$25,143	$(574)	$51,182
Payments to repair centers	—	17,994	—	17,994

Revenue less repair payments	26,613	7,149	(574)	33,188

Depreciation	2,157	438	—	2,595
Other costs	20,634	4,865	(574)	24,925

Segment operating income	3,822	1,846	—	5,668
Unallocated share-based compensation expense				(291)
Amortization of intangible assets				(68)
Other income				68
Interest expense				(137)

Income before income taxes				5,240
Provision for income taxes				(864)

Net income				$4,376

Capital expenditure	$604	$975	—	$1,579

Segment assets, net of eliminations as at June 30, 2005	$46,559	$46,705	—	$93,264

9. Recent accounting pronouncement
In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of April 1, 2007, as required. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company’s financial position and results of operations.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006 AND 2005 (continued)
(Amounts in thousands, except share and per share data)
10. Subsequent event — Initial Public Offering
On July 31, 2006, the Company completed its initial public offering of American Depositary Shares (“ADSs”), priced at US$20 per ADS (one ADS is equivalent to one ordinary share). 12,763,708 ADSs were issued of which 4,473,684 related to new ordinary shares and 8,290,024 related to shares sold by selling share holders. We received net proceeds of approximately $78.1 million after deducting underwriting discounts and commissions and estimated offering expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our registration statement on Form F-1, as amended (Registration No. 333-135590). Some of the statements in the following discussion are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe and North America.
Although we usually enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a clients’ relationship with us.
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure):

	Quarters
	ended June 30,
	2006	2005
	(US dollars in millions)
Revenue	$53.0	$51.2
Less: Payments to repair centers	7.5	18.0

Revenue less repair payments	45.5	33.2

Revenue
We generate revenue by providing business process outsourcing services to our clients. For the quarter ended June 30, 2006, our revenue was $53.0 million as compared to $51.2 million for the quarter ended June 30, 2005, representing an increase of 3.6%. Our revenue less repair payments was $45.5 million for the quarter ended June 30, 2006 as compared to $33.2 million for the quarter ended June 30, 2005, representing an increase of 37.1%. We have been successful in adding new clients who are diversified across industry and geography to our existing large client base.
Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.
Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.
When we are engaged by a client, we typically transfer that clients’ processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
In the WNS Global BPO segment, we charge for our services primarily based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
•	per full-time equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

•	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); and

•	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.
In July 2006, we entered into a definitive contract with a large client, British Airways, which extended the expiration of the term of our original contract from March 2007 to May 2012. Under the new contract, the parties have agreed to change the basis of pricing for a portion of the contracted services from a “per full-time equivalent” basis to a “per unit transaction” basis. This change could have the effect of reducing the amount of revenue that we receive under this contract for the same level of services. The change to a “per unit transaction” pricing basis could also allow us to share benefits from increases in efficiency in performing services under this contract. In our initial public offering, British Airways, one of the company’s selling shareholders, sold 5,160,000 ordinary shares in the form of ADSs, reducing its ownership in WNS (Holdings) Limited to zero from 14.6%. For fiscal 2006, British Airways accounted for 7.2% of our revenue and 9.9% of our revenue less repair payments.
In July 2006, we also entered into a definitive amendment to the contract with another large client, AVIVA, that continues the relationship between the two companies. Under the contract, the date on which AVIVA could require us to transfer relevant projects and operations back to AVIVA has been extended to on or after

June 30, 2007 for the facility in Sri Lanka and on or after December 30, 2007 for a larger facility in Pune. For fiscal 2006, AVIVA accounted for 9.8% of our revenue and 13.4% of our revenue less repair payments.
Expenses
The majority of our expenses is comprised of cost of revenue and operating expenses. The key components of our cost of revenue are payments to repair centers, employee costs and infrastructure-related costs. Our operating expenses include selling, general and administrative expenses, or SG&A, and amortization of intangible assets. Our non-operating expenses include interest expenses, other income and other expenses.
Cost of Revenue
Our WNS Auto Claims BPO segment includes automobile accident management services, where we arrange for repairs through a network of repair centers. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.
Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention.
Our infrastructure costs are comprised of depreciation, lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.
SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of Town & Country Assistance Limited in July 2002, Greensnow Inc.’s health claims management business in September 2003 and Trinity Partners Inc., or Trinity Partners, in November 2005.
Non-Operating (Expense) Income, Net
Non-operating (expense) income, net is comprised of interest expenses, other expenses and other income. Other expenses and other income include interest income and foreign exchange gains or losses. Interest expense primarily relates to interest charges arising from short-term note payable and line of credit.

Operating data (unaudited)
The following table presents certain operating data for the periods indicated:

		Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005

Total head count	11,970	10,433	8,009
Built up seats	7,539	6,534	4,761
Used seats	5,686	5,004	4,070
Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees and billed to clients. The balance would be termed ‘vacant seats.’ The vacant seats would get converted into used seats when we acquire a new client or increase head count.
Results of Operations
The following table sets forth certain unaudited financial information as a percentage of revenue and revenue less repair payments:

	Revenue		Revenue less repair
			payments
	Quarters		Quarters
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Cost of revenue	70.6%	75.7%	65.7%	62.5%
Gross profit	29.4%	24.3%	34.3%	37.5%
Operating expenses
SG&A	19.1%	13.8%	22.3%	21.3%
Amortization of intangible assets	0.9%	0.1%	1.0%	0.2%
Operating income	9.4%	10.4%	11.0%	16.0%
Non-operating expense	(0.1)%	(0.1)%	(0.1)%	(0.2)%
Provision for income taxes	(0.6)%	(1.7)%	(0.7)%	(2.6)%
Net income	8.7%	8.5%	10.1%	13.2%
     The following table reconciles revenue less repair payments to revenue:

	Quarters ended June 30,
	2006	2005	2006	2005
	(US dollars in millions)
Revenue	$53.0	$51.2	100%	100%
Less: Payments to repair centers	7.5	18.0	14%	35%

Revenue less repair payments	45.5	33.2	86%	65%

The following table presents our results of operations for the periods indicated (unaudited):

	Quarters ended,
	June 30	June 30
	2006	2005
	(US dollars in millions)
Revenue	$53.0	$51.2
Cost of revenue	37.4	38.7
Gross profit	15.6	12.4
Operating expenses
SG&A (note 1)	10.1	7.1
Amortization of intangible assets	0.5	0.1
Operating income	5.0	5.3
Non-operating expense	(0.1)	(0.1)
Provision for income taxes	(0.3)	(0.9)
Net income	4.6	4.4
Note 1: Includes share- based compensation expense of $ 0.2 million for the quarter ended June 30, 2006 and $0.3 million for the quarter ended June 30, 2005.
Quarter ended June 30, 2006 Compared to Quarter ended June 30, 2005
Revenue
Revenue for the quarter ended June 30, 2006 was $53.0 million as compared with $51.2 million for the quarter ended June 30, 2005, representing an increase of 3.6%.
WNS Global BPO’s revenue for the quarter ended June 30, 2006 was $40.2 million as compared with $26.0 million for the quarter ended June 30, 2005, representing an increase of 54.3%. Of this increase $9.1 million is from new clients and the balance is from existing clients.
WNS Auto Claims BPO’s revenue for the quarter ended June 30, 2006 was $12.8 million as compared with $25.1 million for the quarter ended June 30, 2005, representing a decrease of 48.9%. This decrease was primarily on account of loss of a significant client. This loss was partially offset by the addition of a significant new client who started during the quarter ended June 30, 2006 and we expect to increase revenue from this client in the future.
Revenue Less Repair Payments
Revenue less repair payments for the quarter ended June 30, 2006 was $45.5 million as compared with $33.2 million for the quarter ended June 30, 2005, representing an increase of 37.1%.
WNS Global BPO’s revenue less repair payments for the quarter ended June 30, 2006 was $40.2 million as compared with $26.0 million for the quarter ended June 30, 2005, representing an increase of 54.3%. Of this increase, $9.1 million is from new clients and balance is from existing clients.
WNS Auto Claims BPO’s revenue less repair payments for the quarter ended June 30, 2006 was $5.3 million as compared with $7.1 million for the quarter ended June 30, 2005, representing a decrease of 25.5%. This decrease was primarily on account of loss of a significant client. This loss was partially offset by the addition of a significant new client in June 30, 2006 and we expect to increase revenue from this client in the future.

Cost of Revenue
Cost of revenue for the quarter ended June 30, 2006 was 70.6% of revenue as compared to 75.7% of revenue for the quarter ended June 30, 2005. Cost of revenue for the quarter ended June 30, 2006 was $37.4 million, a decrease of 3.4% over our cost of revenue of $38.7 million for the quarter ended June 30, 2005. This decrease was primarily on account of a decrease in the cost of revenue in the WNS Auto Claims BPO segment of $11.0 million, partially offset by an increase in cost of revenue in the WNS Global BPO segment by $9.7 million.
The decrease in cost of revenue in the WNS Auto Claims BPO segment was primarily due to lower payments to repair centers on account of loss of a significant client to whom we were providing automobile accident management services The increase in the cost of revenue in the WNS Global BPO segment was on account of an increase in employee and infrastructure costs commensurate with the increase in revenue.
Gross Profit
Gross profit for the quarter ended June 30, 2006 was $15.6 million, or 29.4% of revenue, as compared to $12.4 million, or 24.3% of revenue, for the quarter the ended June 30, 2005. The increase in gross profit percentage during the quarter ended June 30, 2006, as compared to the same quarter last fiscal year was due to the loss of a significant client in the WNS Auto Claims BPO segment which when compared with the rest of our business, contributed a comparatively lower gross profit percentage.
Gross profit as a percentage of revenue less repair payments was 34.3% for the quarter ended June 30, 2006 as compared to 37.5% for the quarter ended June 30, 2005. This decline in gross profit percentage is due to :
–	The addition of four significant new facilities (including three added during the quarter ended June 30, 2006, which resulted in increased infrastructure costs);

–	A significant increase in the number of new hires who underwent training and could not be billed at full rates in the WNS Global BPO and WNS Auto Claims BPO segment. These employees are expected to be billed at full rates in subsequent quarters; and

–	Higher increases in salary effective from the quarter ended June 30, 2006 as compared to the quarter ended June 30, 2005.
SG&A Expenses
SG&A expenses for the quarter ended June 30, 2006 were $10.1 million, or 19.1% of revenue, as compared to $7.1 million, or 13.8% of revenue, in the quarter ended June 30, 2005. The increase in expenses was on account of higher travel, legal and professional charges and employee related costs such as staff welfare and recruitment expenses. SG&A expenses for the quarter ended June 30, 2006 were $10.1 million, or 22.3% of revenue less repair payments, as compared to $7.1 million, or 21.3% of revenue less repair payments, in the quarter ended June 30, 2005.
Amortization of Intangible Assets
Amortization of intangible assets was $0.5 million for the quarter ended June 30, 2006, as compared to $0.1 million for the quarter ended June 30, 2005. The increase in amortization was on account of intangible assets amounting to $9.4 million acquired through our acquisition of Trinity Partners in November 2005.
Operating Income
Income from operations for the quarter ended June 30, 2006 was $5.0 million, or 9.4% of revenue, as compared to $5.3 million, or 10.4% of revenue, in the quarter ended June 30, 2005. Income from operations for the quarter ended June 30, 2006 was $5.0 million, or 11.0% of revenue less repair payments, as compared to $5.3 million, or 16.0% of revenue less repair payments, in the quarter ended June 30, 2005.

Other (Expense) Income, Net
Other expense for the quarter ended June 30, 2006 was $0.04 million, as compared to an income of $0.1 million for the quarter ended June 30, 2005.
Interest Expense
Interest expense for the quarter ended June 30, 2006 was $0.03 million as compared to $0.14 million for the quarter ended June 30, 2005.
Provision for Income Taxes
Provision for income taxes for the quarter ended June 30, 2006 was $0.3 million, a decrease of 61.2% over our provision for income taxes of $0.9 million for the quarter ended June 30, 2005, primarily due to a decrease in taxes paid in UK related to the WNS Auto Claims segment by of $0.4 million and a reversal of deferred tax liability on amortization of intangible assets acquired on the acquisition of Trinity Partners by $0.2 million.
Net Income
Net income for the quarter ended June 30, 2006 was $4.6 million as compared to $4.4 million for the quarter ended June 30, 2005. Net income as a percentage of revenue was 8.7% for the quarter ended June 30, 2006 as compared to 8.5% for the quarter ended June 30, 2005. Net income as a percentage of revenue less repair payments was 10.1% for the quarter ended June 30, 2006 as compared to 13.2% for the quarter ended June 30, 2005.
Liquidity and Capital Resources
Historically, our sources of funding have principally been from cash flow from operations supplemented by equity and short-term debt financing as required. Our capital requirements have principally been for the establishment of operations facilities to support our growth and acquisitions.
During quarters ended June 30, 2006 and June 30, 2005, our net income was $4.6 million and $4.4 million, respectively. By implementing our growth strategy, we intend to generate higher revenue in the future in an effort to maintain our profitable position.
As of June 30, 2006, we had cash and cash equivalents of $11.6 million. We typically seek to invest our available cash on hand in bank deposits or short-term money market accounts. As of June 30, 2006, we had an unused line of credit of Rs.170 million ($3.7 million) from Hongkong and Shanghai Banking Corporation, Mumbai Branch.
Cash Flows from Operating Activities
Cash flows used in operating activities were $1.8 million for the quarter ended June 30, 2006 and $2.4 million for the quarter ended June 30, 2005. The decrease in cash flows used in operating activities for the quarter ended June 30, 2006 as compared to the quarter ended June 30, 2005 was attributable to an increase in profits for the quarter ended June 30, 2006, partially offset by an increase in working capital requirement.
Cash Flows from Investing Activities
Cash flows used in investing activities were $9.0 million in the quarter ended June 30, 2006 as compared with $1.6 million used in the quarter ended June 30, 2005. The increase in cash flows used in investing activities in the quarter ended June 30, 2006 from quarter ended June 30, 2005 was primarily attributable to capital expenditure incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers.

Cash Flows from Financing Activities
Cash inflows from financing activities were $4.4 million in the quarter ended June 30, 2006 as compared to an outflow of $0.03 million in the quarter ended June 30, 2005 due to the utilization of $4.4 million during the quarter ended June 30, 2006 under the line of credit with the Hongkong and Shanghai Banking Corporation, Mumbai Branch.
On July 31, 2006, WNS closed its initial public offering of 12,763,708 ADSs (including 8,290,024 ADSs offered by selling shareholders) priced at $20 per ADS, for net proceeds to WNS of approximately $78.1 million after deducting underwriting discounts and commissions and estimated offering expenses.
Our business strategy requires us to continuously expand our delivery capabilities. We expect to incur capital expenditure on setting up new delivery centers or expanding existing delivery centers and setting up related technology to enable offshore execution and management of clients’ business processes. We intend to use the net proceeds from the initial public offering for general corporate purposes, including capital expenditures and working capital, and for possible acquisitions of businesses and delivery platforms.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.
Quantitative and Qualitative Disclosures About Market Risk
General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.
Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.
The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.
Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, borrowing strategies and ensurance of compliance with market risk limits and policies.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pounds sterling, US dollars and Euros, a significant portion of our expenses for the quarter ended June 30, 2006 (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) are incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.
Our exchange rate risk primarily arises from our foreign currency-denominated receivables and payables. Based upon our level of operations for the quarter ended June 30, 2006, a sensitivity analysis shows that a 5% appreciation in the pound sterling against the US dollar would have increased revenue less repair payments for the quarter ended June 30 2006 by approximately $1.2 million. Similarly, a 5% depreciation in the Indian rupee against the US dollar would have decreased our expenses incurred and paid in Indian rupee for the quarter ended June 30, 2006 by approximately $1.7 million.
To protect against exchange gains (losses) on forecasted inter-company revenue, the Company has instituted a foreign currency cash flow hedging program. The operating entity in India hedges a part of its forecasted inter company revenue denominated in foreign currencies with forward contracts and options
Interest Rate Risk
We do not carry any interest rate risk on our current short-term borrowing as the rate is contractually fixed for the entire term of such borrowing.
Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, accounts receivable from related parties, accounts receivables from others and bank deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. Our cash equivalents, bank deposits and restricted cash are invested with banks with high investment grade credit ratings. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily based in Europe and North America. We monitor the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. As of June 30, 2006 and 2005, 6% and 9%, respectively, of accounts receivable from related parties was receivables from British Airways. We believe there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in our financial statements
Part II — OTHER INFORMATION
ITEM I. RISK FACTORS
Risks Related to our Business
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 54.9% to $202.8 million in fiscal 2006 from $54.6 million in fiscal 2003. Our revenue less repair payments has grown at a compound annual growth rate of 79.4% to $147.9 million in fiscal 2006 from $25.6 million in fiscal 2003. We have established six delivery centers in India, two in the UK and one in Sri Lanka. Our employees have increased to 10,433 on March 31, 2006 from 2,348 on March 31, 2003. In fiscal 2007, we intend to set up new delivery centers in Pune and Mumbai as well as to expand our delivery center at Gurgaon, India. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.
This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. For fiscal 2006 and fiscal 2005, our five largest clients accounted for 41.0% and 40.1% of our revenue and 52.8% and 56.4% of our revenue less repair payments. Our contract with one of our major clients, British Airways, would have expired in March 2007. In July 2006, we entered into a definitive contract with British Airways which extended the term of the contract to May 2012. Under the new contract the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis”. For fiscal 2006 and fiscal 2005, British Airways accounted for 7.2% and 10.1% of our revenue and 9.9% and 16.5% of our revenue less repair payments. Our contracts with another major client, AVIVA, provide the client options, exercisable at will after June 30, 2007 and December 30, 2007, to require us to transfer the relevant projects and operations to this client. See “— We may lose some or all of the revenue generated by one of our major clients.”
In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.
We may lose some or all of the revenue generated by one of our major clients.
Our contracts with one of our five largest clients, AVIVA, to provide business process outsourcing services grant AVIVA the option to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to this client. AVIVA may exercise these options at will after June 30, 2007 for our facility in Sri Lanka and after December 30, 2007 for the larger facility that we operate in Pune. We understand that AVIVA is considering whether or not to exercise the options, and we have been in discussions with AVIVA about the timing and exercise of the options, although no definitive agreements have been reached.
If either or both of these options is exercised, we will lose some or all revenue from AVIVA and be required to transfer our delivery center in Sri Lanka, one of our delivery centers in Pune and all our employees located at these delivery centers to AVIVA. For fiscal 2006 and fiscal 2005, this client accounted for 9.8% and 6.2% of our revenue and 13.4% and 10.1% of our revenue less repair payments. This loss of revenue would have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the options take effect. We may in the future enter into similar contracts with other clients, in which case we would be subject to risks similar to those described above.

Our revenue is highly dependent on a few industries and any decrease in demand for outsourced services in these industries could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the travel industry and the banking, financial services and insurance, or BFSI, industry. In fiscal 2006 and fiscal 2005, 30.9% and 28.9% of our revenue and 42.3% and 47.3% of our revenue less repair payments were derived from clients in the travel industry. During the same periods, clients in the BFSI industry contributed 55.6% and 61.4% of our revenue and 39.1% and 36.8% of our revenue less repair payments. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. A downturn in any of our targeted industries, particularly the travel or BFSI industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.
Other developments may also lead to a decline in the demand for our services in these industries. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations, financial condition and cash flows.
Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the continued service and performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. In fiscal 2006, our attrition rate for associates — employees who execute business processes for our clients following their completion of a six-month probationary period — was approximately 30%. There is significant competition in India for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend, in large part, on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, because of rapid economic growth in India, increased demand for business process outsourcing to India and increased competition for skilled employees in India, wages for comparably skilled employees in India are increasing at a faster rate than in the US and Europe, which may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel industry experience seasonal changes in their operations in connection with the year-end holiday season and the school year, as well as episodic factors such as adverse weather conditions or strikes by pilots or air traffic controllers. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, health scares (such as severe acute respiratory syndrome, or SARS, and avian influenza, or bird flu) and terrorist attacks. In addition, some of our contracts do not commit our clients to providing us with a specific volume of business.
In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients makes it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and in most cases without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts representing 15.0% of our revenue and 20.5% of our revenue less repair payments from our clients in fiscal 2006 will expire on or before March 31, 2007. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
If our clients agree to provide us with a specified volume and scale of business or to provide us with business for a specified minimum duration, we may, in return, agree to include certain provisions in our contracts with such clients which provide for downward revision of our prices under certain circumstances. For example, certain client contracts provide that if during the term of the contract, we were to offer similar services to any other client on terms and conditions more favorable than those provided in the contract, we would be obliged to offer equally favorable terms and conditions to the client. This may result in lower revenue and profits under these contracts. Certain other contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract.
Some of our client contracts provide that during the term of the contract and under specified circumstances, we may not provide similar services to their competitors. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
Some of our contracts specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue.
Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.
We enter into long-term contracts with our clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.
The terms of our client contracts typically range from three to five years. In many of our contracts we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected.
Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions.
Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency.
We have incurred losses in the past and have a limited operating history. We may not be profitable in the future and may not be able to secure additional business.
We have incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. In future periods, we expect our selling, general and administrative, or SG&A, expenses to continue to increase. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses.
In addition, the offshore business process outsourcing industry is a relatively new industry, and we have a limited operating history. We started our business by offering business process outsourcing services as part of British Airways in 1996. In fiscal 2003, we enhanced our focus on providing business process outsourcing services to third parties. As such, we have only focused on servicing third-party clients for a limited time. We may not be able to secure additional business or retain current business with third-parties or add third-party clients in the future.
If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims, and as a result our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.
Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Sri Lanka and the UK our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have commercial general liability insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation, which would harm our business.
Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in India, Sri Lanka and the UK and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, Sri Lanka, Mauritius, the US and the UK. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.
The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.
We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions, such as our acquisition of Trinity Partners in November 2005. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions could have a material adverse effect on our operating results. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, in the recent floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, recently proposed legislation or otherwise.
We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.
In addition, there has been recent publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.
A variety of US federal and state legislation has been proposed that, if enacted, could restrict or discourage US companies from outsourcing their services to companies outside the US. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. Because some of our clients are located in the US, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with US clients and have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. This would affect our ability to attract or retain clients that have such contracts.
Recent legislation introduced in the UK provides that if a company transfers or outsources its business or a part of its business to a transferee or a service provider, the employees who were employed in such business are entitled to become employed by the transferee or service provider on the same terms and conditions as they had been employed before. The dismissal of such employees as a result of such transfer of business is deemed unfair dismissal and entitles the employee to compensation. As a result, we may become liable for redundancy payments to the employees of our clients in the UK who outsource business to us. We believe this legislation will not affect our existing contracts with clients in the UK. However, we may be liable under any service level agreements we may enter into in the future pursuant to existing master services agreements with our UK clients. In addition, we expect this legislation to have a material adverse effect on potential business from clients in the UK. However, as this legislation has only come into effect in April 2006, we are not yet able to assess at this time the potential impact of this new legislation on our results of operation in the long term.

We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups, including, in some cases, in-house departments operating offshore, or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including to diversify geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.
We will incur increased costs as a result of being a public company subject to the Sarbanes-Oxley Act of 2002 and our management faces challenges in implementing those requirements.
As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, or NYSE, have imposed increased regulation and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, we are in the process of creating additional board committees and are reviewing and adopting comprehensive new policies regarding internal controls over financial reporting and disclosure controls and procedures. We are also in the process of evaluating and testing our internal financial reporting controls in anticipation of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and have not yet completed this process. We have formed internal evaluation committees and engaged consultants and expect to upgrade our computer software systems to assist us in such compliance. If we do not implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could harm our business or investors’ confidence in our company and could cause our share price to fall. We will also incur additional costs associated with our reporting requirements as a public company. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

Our controlling shareholder, Warburg Pincus, will be able to control or significantly influence our corporate actions.
Upon completion of this offering, Warburg Pincus continues to beneficially own more than 50% of our shares. As a result of its ownership position, Warburg Pincus is expected to retain the ability to control or significantly influence matters requiring shareholder and board approval, including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes of control of our company and sales of all or substantially all of our assets. These actions may be taken even if they are opposed by the other shareholders, including those who purchase ADSs in this offering.
We have certain anti-takeover provisions in our articles of association that may discourage a change of control.
Our articles of association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:
•	a classified board of directors with staggered three-year terms; and

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global Services Pvt. Ltd., is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.
Risks Related to India
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Our primary operating subsidiary, WNS Global Services Pvt. Ltd., is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Indian government, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. India’s government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.
India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, on the value of our ADSs and on your investment in our ADSs.
If the government of India reduces or withdraws tax benefits and other incentives it currently provides to companies within our industry or if the same are not available for any other reason, our financial condition could be negatively affected.
Under the Indian Finance Act, 2000, our delivery centers in India benefit from a ten-year holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2006 as a result of the tax holiday, compared to approximately $4.7 million that we would have incurred if the tax holiday had not been available for that period. The Indian Finance Act, 2000, phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. The tax holiday enjoyed by our delivery centers in India expires in stages, on April 1, 2006 (for one of our delivery centers located in Mumbai), on April 1, 2008 (for one of our delivery centers located in Nashik) and on April 1, 2009 (for our delivery centers located in Mumbai, Pune, Nashik and Gurgaon). When our Indian tax holiday expires or terminates, or if the Indian government withdraws or reduces the benefits of the Indian tax holiday, our Indian tax expense will materially increase and this increase will have a material impact on our results of operations. In the absence of a tax holiday, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2006, was 33.66%.
US and Indian transfer pricing regulations require that any international transaction involving associated enterprises be at an arm’s-length price. We consider the transactions among our subsidiaries and us to be on arm’s-length pricing terms. If, however, the applicable income tax authorities review any of our tax returns and determine that the transfer prices we have applied are not appropriate, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries, may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/ Pakistan border. There have also been incidents in and near India such as a terrorist attack on the Indian Parliament, troop mobilizations along the India/ Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services.
Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to recent terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites, or if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.
Although substantially all of our revenue is denominated in pounds sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pounds) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling depreciates against the US dollar or the Indian rupee appreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.
The average Indian rupee/ US dollar exchange rate in fiscal 2006 was approximately Rs.44.21 per $1.00 (based on the noon buying rate), representing an appreciation of the Indian rupee of 1.4% and 3.8% as compared with the average exchange rates in fiscal 2005 and fiscal 2004. The average pound sterling/ US dollar exchange rate in fiscal 2006 was approximately £0.56 per $1.00 (based on the noon buying rate), representing a depreciation of the pound sterling of 3.7% as compared with the average exchange rates in fiscal 2005 and an appreciation of the pound sterling of 5.1% as compared with the average exchange rates in fiscal 2004. Our results of operations may be adversely affected if the rupee appreciates significantly against the pound sterling or the US dollar or the pound sterling depreciates against the US dollar. In the future, we may hedge our foreign currency exposure. We cannot assure you that our hedging strategy will be successful.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.
An outbreak of an infectious disease or any other serious public health concerns in Asia or elsewhere could cause our business to suffer.
The outbreak of an infectious disease in Asia or elsewhere could have a negative impact on the economies, financial markets and business activities in the countries in which our end markets are located and could thereby have a material adverse effect on our business. The outbreak of SARS in 2003 in Asia and the outbreak of avian influenza, or bird flu, across Asia and Europe, including the recent outbreak in India, have adversely affected a number of countries and companies. Although we have not been adversely impacted by these recent outbreaks, we can give no assurance that a future outbreak of an infectious disease among humans or animals will not have a material adverse effect on our business.
Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate. As of August 1, 2006, the holders of 34,662 shares (directly or in the form of ADSs) will be entitled to dispose of their shares or ADSs if they qualify for an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act, and the holders of an additional 28,564,487 shares (directly or in the form of ADSs) will be entitled to dispose of their shares or ADSs following the expiration of an initial 180-day “lock-up” period after the pricing of our initial public offering if they qualify for an exemption from registration under the Securities Act.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs; and

•	loss of one or more significant clients.
In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
We may be classified as a passive foreign investment company in our current taxable year, which could result in adverse United States federal income tax consequences to US Holders.
The application of the “passive foreign investment company,” or PFIC, rules to the company in its current taxable year is uncertain. A non-US corporation will be considered a PFIC for any taxable year if either

(1) under the PFIC income test, at least 75% of its gross income is passive income or (2) under the PFIC asset test, at least 50% of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income for such taxable year. However, the application of the PFIC asset test to a corporation that is a “controlled foreign corporation,” or a CFC (as defined under the United States federal income tax law), for its taxable year in which it becomes a publicly traded corporation after its first quarter is not clear. Because we currently are a CFC, the application of the PFIC asset test to us in our current taxable year is uncertain.
Under the least favorable interpretation of the PFIC asset test, it is possible that we could be a PFIC in respect of our current taxable year, depending largely on how and to what extent we use the offering proceeds during our current taxable year, although this will not be determinable until the end of our current taxable year. Under more favorable interpretations of the PFIC assets test, we believe that we would not be a PFIC for our current taxable year, regardless of how and when we use the offering proceeds. It may be reasonable for US Holders to apply a more favorable interpretation of this test for purposes of determining and reporting the US federal income tax consequences of their investment in the ADSs or ordinary shares, although these holders should consult their own tax advisers regarding the reasonableness of this position. The following are US Holders for US federal income tax purposes:
•	a citizen or resident of the US;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the US, any State thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the US and the control of one or more US persons or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
US Holders also should note that the United States Internal Revenue Service, or IRS, could seek to apply the least favorable interpretation.
We will notify US Holders regarding whether we believe that we would be a PFIC for our current taxable year under the least favorable interpretation of the PFIC asset test (unless there is IRS or other official guidance supporting a more favorable interpretation) promptly after the end of our current taxable year. If we are treated as a PFIC for any taxable year during which a US Holder owns an ADS or an ordinary share, adverse US federal income tax consequences could apply to that holder.
ITEM II. OTHER INFORMATION
None.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WNS (Holdings) Limited

Date: August 21, 2006	By:	/s/ Zubin Dubash

Name: Zubin Dubash
Title : Chief Financial Officer